

August 1, 2024

Ian Lowitt
Chief Executive Officer
Marex Group plc
155 Bishopsgate
London EC2M 3TQ
United Kingdom

> **Re: Marex Group plc**
> **Correspondence on**
> **Draft Registration Statement on Form F-1**
> **Submitted July 12, 2024**
> **CIK No. 0001997464**

Dear Ian Lowitt:

We have reviewed your correspondence and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. We note your response to prior comment 2. Your cover page discloses that you are offering senior notes due nine months or more from the date of issue, and that this is going to be a continuous offering. Please revise to include in your registration statement, pre-effectively, a prospectus supplement for the initial planned offering. Please note that offerings with materially different terms, other than information that can be excluded under Rule 430A, may require different prospectus supplements to be included in the registration statement.

2. Please remove the disclosure, as indicated in the third bullet point in the second column on the cover page, and throughout, that the notes may be issued as indexed notes. The relevant index, terms and the impact on the value of the principal and interest means that

each note appears to be a distinct investment decision, and therefore cannot be continually offered.

3.   We note your response to our prior comment 3. Please also confirm you will file a post-effective amendment once you have identified the dealer or agents, as this appears it would be a change in the plan of distribution, since it appears they would be purchasing with a view toward distribution, or advise. In this regard, it does not appear that the dealers operating in the manner described in the registration statement and in your response, can be added in a prospectus supplement.

Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anna T. Pinedo, Esq.